Filed Pursuant to Rule 253(g)(2)
File No. 024-11162

FUNDRISE GROWTH EREIT VII, LLC

SUPPLEMENT NO. 17 DATED JULY 7, 2021
TO THE OFFERING CIRCULAR DATED JANUARY 4, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VII, LLC (“we”, “our” or “us”), dated January 4, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on January 5, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisitions.

Asset Acquisitions

Savannah Place Controlled Subsidiary - Converse, TX

On June 30, 2021, we directly acquired ownership of a “majority-owned subsidiary” (the “Savannah Place Controlled Subsidiary”) for an initial purchase price of approximately $174,000, which is the initial stated value of our equity interest in a new investment round in the Savannah Place Controlled Subsidiary (the “Savannah Place Growth VII eREIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Savannah Place Controlled Subsidiary, for an initial purchase price of approximately $1,567,000 (the “Savannah Place Interval Fund Investment” and, together with the Savannah Place Growth VII eREIT Investment, the “Savannah Place Investment”). The Savannah Place Controlled Subsidiary used the proceeds of the Savannah Place Investment to acquire eight (8) townhomes in the planned Savannah Place subdivision generally located at Graytown Rd and N Graytown Rd in Converse, TX. We anticipate the Savannah Place Controlled Subsidiary, or one of our affiliates, will purchase up to sixty (60) homes in the Savannah Place subdivision (the “Savannah Place Property”) from the home builder as construction progresses and certificates of occupancy are secured. The initial Savannah Place Growth VII eREIT Investment was funded with proceeds from our Offering, and the closing of the initial Savannah Place Growth VII eREIT Investment and initial tranche of the eight (8) townhomes occurred concurrently.

The Savannah Place Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Savannah Place Growth VII eREIT Investment, we have authority to manage the Savannah Place Controlled Subsidiary, including the Savannah Place Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the Savannah Place Investment, paid directly by the Savannah Place Controlled Subsidiary.

The total purchase price for the Savannah Place Property is anticipated to be approximately $13,075,000, an average of approximately $217,900 per home. The Savannah Place Property will be operated within a typical for-sale housing community. The home builder expects to deliver approximately ten (10) homes per month, with full delivery of the sixty (60) homes by December 2021.

The Savannah Place Property will have a mix of unit types and floorplans, ranging from 1,428 square foot, 3 bedroom, 2.5 bath homes to 2,543 square foot, 5 bedroom, 2.5 bath homes. Due to the new construction, it is not anticipated that material hard or soft costs will be incurred in the near term. It is anticipated that professional third party property management will be installed to manage the Savannah Place Property.

The following table contains underwriting assumptions for the Savannah Place Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Savannah Place Property	5.0%	3.2%	2.5%	5.25%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Stonebridge Crossing Controlled Subsidiary - Jarrell, TX

On June 30, 2021, we directly acquired ownership of a “majority-owned subsidiary” (the “Stonebridge Crossing Controlled Subsidiary”) for an initial purchase price of approximately $274,000, which is the initial stated value of our equity interest in a new investment round in the Stonebridge Crossing Controlled Subsidiary (the “Stonebridge Crossing Growth VII eREIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Stonebridge Crossing Controlled Subsidiary, for an initial purchase price of approximately $2,467,000 (the “Stonebridge Crossing Interval Fund Investment” and, together with the Stonebridge Crossing Growth VII eREIT Investment, the “Stonebridge Crossing Investment”). The Stonebridge Crossing Controlled Subsidiary used the proceeds from the Stonebridge Crossing Investment to acquire twelve (12) single family townhomes in the planned Stonebridge Crossing subdivision generally located at Fox Glen Cove in Jarrell, TX (the “Stonebridge Crossing Property”). We anticipate the Stonebridge Crossing Controlled Subsidiary, or one of our affiliates, will purchase up to ninety (90) homes in the Stonebridge Crossing Property from the home builder as construction progresses and certificates of occupancy are secured. The initial Stonebridge Crossing Growth VII eREIT Investment was funded with proceeds from our Offering, and the closing of the Stonebridge Crossing Growth VII eREIT Investment and initial tranche of twelve (12) homes occurred concurrently.

The Stonebridge Crossing Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Stonebridge Crossing Growth VII eREIT Investment, we have authority for the management of the Stonebridge Crossing Controlled Subsidiary, including the Stonebridge Crossing Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the Stonebridge Crossing Investment, which was paid directly by the Stonebridge Crossing Controlled Subsidiary.

The total purchase price for the Stonebridge Crossing Property is anticipated to be approximately $20,220,000, an average of approximately $225,000 per home. The Stonebridge Crossing Property will be operated side by side with for-sale homes upon completion. The home builder expects to deliver approximately twelve (12) homes in June 2021 and thirteen (13) homes per month, with full delivery of the ninety (90) homes by December 2021.

The Stonebridge Crossing Property will have a mix of unit types and floorplans, ranging from 1,428 square foot, 3 bedroom, 2.5 bath homes to 2,198 square foot, 4 bedroom, 2.5 bath homes. Due to the new construction, it is not anticipated that material hard or soft costs will be incurred in the near term. It is anticipated that professional third party property management will be installed to manage the Stonebridge Crossing Property.

The following table contains underwriting assumptions for the Stonebridge Crossing Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Approximate Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Stonebridge Crossing Property	5.0%	3.6%	2.5%	5.00%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.